FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding continuing connected transactions of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on December 10, 2014.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

Guotai Junan Capital Limited

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 3 to 21 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 22 to 23 of this circular. A letter from Guotai Junan Capital containing its advice to the Independent Board Committee and the independent shareholders of Huaneng Power International, Inc. is set out on pages 24 to 32 of this circular.

A notice convening the EGM to be held at 2:00 p.m. on 6 January 2015 at the headquarters of the Company at Conference Room A102 Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC together with the relevant reply slip and proxy form have been issued to Shareholders separately.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

10 December 2014

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”: domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”: American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

“associate(s)”: has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”: the board of Directors of the Company;

“Company”, “HPI”: Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“connected person(s)”: has the meaning ascribed to it in the Hong Kong Listing Rules;

“Director(s)”: the director(s) (including independent non-executive directors) of the Company;

“EGM”: the 2015 first extraordinary general meeting of the Company to be held at 2:00 p.m. on 6 January 2015 at the headquarters of the Company at Conference Room A102 Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and approve the Huaneng Group Framework Agreement (and the proposed caps);

“Guotai Junan Capital”, “Independent Financial Adviser”: Guotai Junan Capital Limited, a licensed corporation to carry on type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement;

“H Shares”: overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HIPDC”: Huaneng International Power Development Corporation;

“Hong Kong”: the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”: the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”: The Stock Exchange of Hong Kong Limited;

“Huaneng Group”: China Huaneng Group;

“Huaneng Group Framework Agreement”: the “framework agreement on the continuing connected transactions (for 2015) between Huaneng Power International, Inc. and China Huaneng Group” entered into between the Company and Huaneng Group on 19 November 2014;

“Hua Neng HK”: China Hua Neng Group Hong Kong Limited;

“Independent Board Committee”: a committee of the Board established for the purpose of considering the terms and the transaction cap of the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement, comprising contemplated Mr. Li Zhensheng, Mr. Qi Yudong, Mr. Zhang Shouwen, Mr. Yue Heng and Ms. Zhang Lizi, the independent non-executive Directors of the Company;

“Independent Shareholders”: Shareholders other than Huaneng Group and HIPDC and their respective associates, and who are not involved in, or interested in the transactions contemplated by the Huaneng Group Framework Agreement;

“Latest Practicable Date”: 4 December 2014, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“PRC”, “China”: the People’s Republic of China;

“RMB”: Renminbi, the lawful currency of the PRC;

“SFO”: the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Listing Rules”: The Rules Governing the Listing of securities on the Shanghai Stock Exchange;

“Shareholders”: the shareholders of the Company; and

“subsidiaries”: has the meaning ascribed to it in the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Directors:

Cao Peixi
Guo Junming
Liu Guoyue
Li Shiqi
Huang Jian
Fan Xiaxia
Mi Dabin
Guo Hongbo
Xu Zujian
Li Song

Independent Non-executive Directors:
Li Zhensheng
Qi Yudong
Zhang Shouwen
Yue Heng
Zhang Lizi:
Legal Address: Huaneng Building 6 Fuxingmennei Street Xicheng District Beijing 100031 PRC
10 December 2014

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

1. INTRODUCTION
On 19 November 2014, the Board made an announcement (“Announcement”) regarding (inter alia) the continuing connected transactions arising from the Huaneng Group Framework Agreement. As stated in the Announcement, the Company shall issue a circular to the Shareholders containing further information of the continuing connected transactions as contemplated by the Huaneng Group Framework Agreement.

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services (including the proposed cap) between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement shall require Independent Shareholders’ approval.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee will advise the Independent Shareholders in connection with the terms of the continuing connected transaction (including the proposed cap) regarding the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement. The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. Guotai Junan Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms in respect of the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and whether the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement is in the interests of the Company and its Shareholders as a whole. The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders is also included in this circular.

Under the Hong Kong Listing Rules, Guotai Junan Capital is only required to opine on the continuing connected transaction relating to the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and, in which case, Guotai Junan Capital will not provide opinion on the other transactions contemplated under the Huaneng Group Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still includes details of the Other Transactions in this circular so that Shareholders can have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders have been provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolution at the EGM.

The purpose of this circular are:

(i) to provide you with further information in relation to the transactions contemplated under the Huaneng Group Framework Agreement;

(ii) to set out the letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Guotai Junan Capital; and

(iii) to seek your approval of the ordinary resolution in relation to the transactions contemplated by the Huaneng Group Framework Agreement (together with proposed caps), which are respectively set out in the notice of the EGM.

Independent Shareholders are advised to read this circular carefully for details of all the continuing connected transactions (including the purchase of coal and transportation services, as well as the Other

Transactions) before making their decision as regards voting. Independent Shareholders should also note that, if they vote in favor of the resolution proposed at the EGM regarding the Huaneng Group Framework Agreement, they would approve all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation services and the Other Transactions. In the event that the resolution proposed at the EGM as regards the Huaneng Group Framework Agreement is not approved by the Independent Shareholders, the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation services and the Other Transactions would not be carried out by the Company.

2. RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the Latest Practicable Date, it has a controlling capacity of 67,861 MW.

Huaneng Group is principally engaged in the operation and management of enterprises investments; development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at of the Latest Practicable Date, HIPDC, being the direct controlling shareholder of the Company, holds 35.14% of the total equity interest in the Company, while Huaneng Group holds a 51.98% direct equity interest and a 5% indirect equity interest in HIPDC. In addition, Huaneng Group holds a 10.78% direct equity interest in the Company, a 3.27% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interest in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.77% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

The relationship between the Company and Huaneng Group is as follows:

* Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

# Huaneng Group holds a 10.78% direct interest in the Company. It also holds 3.27%, 0.04% and 0.77% interest in the Company through Hua Neng HK (its wholly owned subsidiary), Huaneng Capital Services Co. Ltd., (its wholly owned subsidiary) and China Huaneng Finance Corporation (its controlling subsidiary), respectively.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, subject to the relevant disclosures and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

3. HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 27 December 2013 (“2014 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2014. The 2014 Huaneng Group Framework Agreement will expire on 31 December 2014. Reference is made to the announcement of the Company dated 28 December 2013 and the Company’s circular dated 20 January 2014. The details of the continuing connected transactions as contemplated by the 2014 Huaneng Group Framework Agreement (including the relevant caps) were set out therein.

In order to continue such transactions, the Company, as approved by the Board, entered into the Huaneng Group Framework Agreement with Huaneng Group on 19 November 2014 for a term commencing on 1 January 2015 and expiring on 31 December 2015. Pursuant to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being directors of the Board of the Company being regarded as having a material interest in the continuing connected transactions, abstained from voting on the board resolution relating to the entering of the Huaneng Group Framework Agreement (and each of the caps thereof). The resolution was voted by directors who are not connected to the transactions.

Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1) Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries has to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction work for power plants. Pursuant to the 2014 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2014 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2014 was set at RMB2.6 billion. During the period from 1 January

2014 to 31 October 2014, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB275 million. It is estimated that at the end of 2014, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2014. According to the Company’s procurement policy, the Company will purchase ancillary equipment and parts from counterparties who can offer the most favourable terms to the Company. During the period from 1 January 2014 to 31 October 2014, the Company inclined to purchase ancillary equipment and parts from independent third parties as the terms offered by independent third parties were, on comparison, more competitive than those offered by Huaneng Group and its subsidiaries and associates. Accordingly, it is expected that the actual transaction amount for the whole year of 2014 will fall substantially below the annual cap for 2014. For 2015, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB2.6 billion. Such cap is estimated, on the one hand, on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, whilst on the other hand the ability of Huaneng Group and its subsidiaries and associates to offer favourable prices on bulk prices. Based on the purchaser-oriented pricing process, the historical transaction amount for purchase of ancillary equipment and parts with Huaneng Group and its subsidiaries and associates is not the sole determining factor in determining the proposed cap for 2015. Instead, whether or not the proposed annual cap for 2015 in relation to the purchase of ancillary equipment and parts can be utilized will depend on principally whether the terms offered by Huaneng Group and its subsidiaries and associates are the most favourable terms under the circumstances. Accordingly, there exists a possibility that the eventual actual transaction amount in relation to purchase of ancillary equipment and parts for 2015 may not fully utilize the proposed annual cap for 2015.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.41 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2015 exceeds the above cap (i.e. RMB2.6 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(2) Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation service shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pursuant to the 2014 Huaneng Group Framework Agreement with respect to the purchase of coal and transportation services in 2014 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2014 was set at RMB44.1 billion. During the period from 1 January 2014 to 31 October 2014, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB17.996 billion. It is estimated that at the end of 2014, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2014. The difference between the estimated cap of the transaction amount for 2014 and the actual transaction amount was primarily due to the actual operation of the Company and the changes in the coal market and hence the variance in fuel purchase for 2014.

The cap of the transaction amount for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2015 is estimated to be RMB42.8 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plant as deemed reasonable by the Company and it subsidiaries, taking into account at the same time the ability of Huaneng Group and its subsidiaries and associates to make bulk supply of coal and transportation services to the Company and its subsidiaries at favourable prices. Through the purchaser-oriented pricing process, the Company can independently choose and purchase from the best offer according to the actual market conditions within the parameters of the Company’s procurement strategies. Accordingly, the historical transaction amount for purchase of coal and transportation services with Huaneng Group and its subsidiaries and associates is not the sole determining factor in determining the proposed annual cap for 2015. Instead, Huaneng Group and its subsidiaries and associates are placed on the same footing as the Company’s other suppliers who can be awarded the contracts with the Company only if they can offer the most favourable terms to the

Company in accordance with the Company’s procurement policy. As such, there exists a possibility that the eventual actual transaction amount in relation to purchase of coal and transportation services for 2015 may not fully utilize the proposed annual cap for 2015.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favourable terms for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable terms for purchases of coal and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with coal and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The Directors are of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting, announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3) Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly include power transmission and transformation assets, vessels, power plants land and office spaces, etc) from Huaneng Group and its subsidiaries and associates. Pursuant to the 2014 Huaneng Group Framework Agreements with respect to the leasing of facilities, land and office spaces in 2014 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2014 was set at RMB300 million. During the period from 1 January 2014 to 31 October 2014, the aggregate fee (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was RMB233 million. It is estimated that at the end of 2014, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2014. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company from Huaneng Group and its subsidiaries and associates in 2015 is estimated not to exceed RMB300 million. The estimate of such cap amount is based on the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leasing of facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2015 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4) Technical services, engineering contracting services and other services

The reciprocal services for technical services, engineering contracting services and other services between the Company and its subsidiaries and its subsidiaries with Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units, monitoring of facilities of construction works and insurance services by Huaneng Group and its subsidiaries and its subsidiaries to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and its associates. Pursuant to the 2014 Huaneng Group Framework Agreements with respect to the purchase of technical services and engineering contracting services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap for the aggregate transaction amount for 2014 was set at RMB900 million. During the period from 1 January 2014 to 31 October 2014, the aggregate transaction amount (unaudited) for the purchase of technical services and engineering contracting services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB411 million. It is estimated that at the end of 2014, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2014. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and its associates in 2015 is estimated not to exceed RMB1.2 billion. The estimate of such cap is based on the one hand on the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates. According to the Company’s procurement policy and internal management rules, the Company can independently choose and purchase from supplier who can offer more favourable terms in a transaction. Such purchaser-oriented process enables the Company to be at liberty to choose and compare terms from various suppliers who can best meet with the Company’s specific requirements with technological expertise and follow-up services. Accordingly, the historical transaction amount for the technical services, engineering contracting services and other services with Huaneng Group and its subsidiaries and associates is not the sole determining factor in determining the proposed annual cap for 2015. Instead, Huaneng Group and its subsidiaries and associates are placed on the same footing as the Company’s other suppliers who can be awarded the contracts with the Company only if they can offer the most favourable terms to the Company in accordance with the Company’s procurement policy and management rules. As such, there exists a possibility that the eventual actual transaction amount in relation to purchase of technical services, engineering contracting services and other services for 2015 may not fully utilize the proposed annual cap for 2015.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the ancillary equipment and parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and thorough power station specialised technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the relevant production and operation services provided by Huaneng Group and its subsidiaries and associates can bring business benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2015 exceeds the above cap (i.e. RMB1.2 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5) Provision of entrusted sale services

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involve mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Payments under such substituted power generation transactions will primarily be settled in two ways: (1) upon power generation, the Company and its subsidiaries will settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; (2) upon power generation, Huaneng Group and its subsidiaries and associates will settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries. Pursuant to the 2014 Huaneng Group Framework Agreement with respect to the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2014 was set at RMB600 million. During the period from 1 January 2014 to 31 October 2014, the aggregate transaction amount (unaudited) for the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB297 million. It is estimated that at the end of 2014, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2014. The difference between the actual transaction amount and the cap for 2014 so far was partly due to the fact that the transaction contemplated under this category of service is policy driven which affects on the tariff level and partly due to the fact that the actual number of generation units which were scheduled to be closed down was far less than previously contemplated. For 2015, the transaction amount with respect to such services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB600 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties, anticipated power sold, substituted tariff for 2015 and development of such transaction as deemed reasonable by the Company and its subsidiaries.

In order to increase output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants, closed or not, in places where they are located (including connected persons and non-connected persons). For the provision of substituted power generation, the advantage is it can produce a relatively higher marginal contribution in substituted power generation to the Company and its subsidiaries when the tariff for electricity for Huaneng Group and its subsidiaries and associates remains at relatively high level. Besides, Huaneng Group and its subsidiaries and associates maintain a good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services. Payments under such substituted power generation transactions will primarily be settled in two ways: (1) upon power generation, the Company and its subsidiaries will settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; (2) upon power generation, Huaneng Group and its subsidiaries and associates will settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services pursuant to the Huaneng Group Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms offered by the Company to independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2015 exceeds the above cap (i.e. RMB600 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6) Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and the related products services. Pursuant to the 2014 Huaneng Group Framework Agreement with respect to the sale of coal by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2014 was set at RMB600 million. During the period from 1 January 2014 to 31 October 2014, the aggregate transaction amount for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB0. The reason for this is that the Company will sell coal to Huaneng Group and its subsidiaries and associates only when the Company has surplus coal and when the power plants of Huaneng Group and its subsidiaries and associates face rigorous fluctuations in the coal market, or extreme weather situations such as gale and fog. In 2014, the coal market is overall relatively loose, and until now there has not been any unfavourably critical market conditions and extreme weather. It is estimated that at the end of 2014, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2014. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2015 is estimated to be RMB1.2 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such cap is based on the estimation of the coal and other related products required by certain power plants of Huaneng Group and its subsidiaries and associates for 2015. Since the beginning of 2014, more than 70% of coal enterprises in China has suffered a loss. From mid July 2014, the PRC government has reinforced its policy support of rescuing the coal enterprises out of financial difficulties by launching policies to strictly limit the output of coal by restricting production, imposing cleaning up fees and new taxes, restoring trade tariffs, and monitoring the quality of commodity coal, etc. In view of the effect on the coal market as a result of conditions such as production cap, environmental protection policies and weather changes, the Company has made an estimate of selling additional 1 million tonnes coal to the Huaneng Group, its subsidiaries and associates in 2015, thus proposed transaction amount for 2015 increases accordingly. In addition, better prices can be obtained in bulk purchases. In order to leverage on the scale procurement of coal, the Company will not exclude the possibility of re-selling part of the additional coal to power plants of Huaneng Group and its subsidiaries and associates.

The Board is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2015 exceeds the above cap (i.e. RMB1.2 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(7) Trust loans and entrusted loans

The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the maximum daily balance of the trust loans for 2015 is expected to be RMB600 million and the maximum daily balance of entrusted loans for 2015 is expected to be RMB2 billion.

Given that the trust loans and entrusted loans are to be granted by or through Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries on normal commercial terms which are comparable to or more favourable than those offered by independent third parties for similar service in the PRC and where no security over the assets of the Company is granted in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.90 of the Hong Kong Listing Rules. The Company therefore makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange.

4. FAIRNESS OF THE CONTINUING CONNECTED TRANSACTIONS AND THEIR IMPACT ON THE INDEPENDENCY OF THE COMPANY

Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/ fees/ interests agreed and confirmed by both parties by negotiating and concluding with arm's length terms, taking into account the then prevailing market conditions, and in any event the terms of the relevant agreement and its transaction under such agreement given to the Company and its subsidiaries by the

Huaneng Group and its subsidiaries and associates shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of services. The Company and its subsidiaries will sign necessary written agreements on detailed transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated Framework Agreement according to actual conditions, and pay and/or charge the relevant prices/ fees/ interests based on the agreed method set forth in the relevant agreements.

The Company will, through the Huaneng Group Framework Agreement and a series of risk management arrangements in accordance with the regulatory requirements, endeavour to maintain its independency in decision-making, the fairness of the prices and terms of the transactions as well as the flexibility in purchasing coal from independent third parties other than the connected persons so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the continuing connected transactions under it are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has its complete business system and ability to operation independently facing the market, therefore the above-stated Framework Agreement and the continuing connected transactions under it do not affect the independency of the Company.

5. MEASURES TO SAFEGUARD THE INTERESTS OF THE INDEPENDENT SHAREHOLDERS

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

• the continuing connected transactions contemplated under the Huaneng Group Framework Agreement are conducted on a non-exclusive basis;

• for transactions relating to the purchase of ancillary equipment and parts, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that the Company will, from time to time, obtain quotations and/or invite tenders from multiple suppliers and/or in certain circumstances obtain the quotations through enquiries from among established suppliers of scale (including Huaneng Group and its subsidiaries and associates). According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximise the Company’s interest in the transaction, and at the same time reduce the Company’s time and costs of transaction;

• for transactions in relation to the purchase of coal and coal transportation services, the Company has established a dedicated information exchange and mechanisms for weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, the listed prices at major coal production localities, inland coal transaction price indices, harbour price indices, the futures indices on the Mainland, the prices of coal globally, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http.//www.cctd.com.cn), China Coal Resources website 中國煤炭資源網 (http://www.sxcoal.com), Qinhuangdao Coal website 秦皇島煤炭網 (http://www.cqcoal.com), Qinhuangdao Shipping website 秦皇島海運網 (http://www.osc.org.cn), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly, and monthly prices of coal based on harbour and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company’s suppliers (including Huaneng Group and its subsidiaries and associates) will be invited to provide coal quotations within the range of the guidance procurement price. The Company will independently choose and purchase from the best offer according to the market conditions within the parameters of the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition on prices;

• for transactions in relation to the purchase of coal and coal transportation services, the basis for determining the “market conditions” in the formulation of the Company’s procurement strategies can principally be summarized in the following manner: (i) the changes in the prices of coal; (ii) the aspects on coal transportation, including status on ship transportation at port (i.e. in circumstances where the northern ports in Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (i.e. whether the northern regions is/are affected by seasonal rain/snow); (iii) production condition (i.e. whether major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or whether the imported coal from coal production areas like Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.);

 (iv) status on level of inventory (including whether there have been any changes in the inventory at major ports or power enterprises, or whether coal companies run out of stock; and (v) status on changes in policies. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect information on market condition for assessing and formulating the Company’s procurement strategies;

• for transaction in relation to leasing of power transmission and transformation assets, the Company and its subsidiaries will lease such facilities from Huaneng Group and its subsidiaries and associates based on arm’s length terms. The leasing fee is approximately RMB141 million, principally is to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. Such leasing fee has been adopted for use since 2004 and in the interim no adjustment on account of inflation or other factors has been made. For transactions in relation to the leasing of facilities, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is obtainable as public information), and/or consult the advice of several reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department on the legal aspects and approved by the contract management department;

• for transaction in relation to provision of technical services, engineering contracting services and other services, the Company will conduct such transactions according to the relevant procurement policy and management rules, and will from time to time obtain quotations, and/or invite tenders from multiple suppliers and/or in certain circumstances obtain the quotations through enquiries from established suppliers of scale (including Huaneng Group and its subsidiaries and connected suppliers). According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties in performing the contract and the follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest;

• provision of entrusted sale services is formulated in tandem with the “Eleventh Five Year” Plan of the State on energy conservation and emission reduction policies. Through the centralised coordination carried out by various regional government agencies or the management platform of power grid companies governing transactions in substituted power generation, the Company will conduct the transactions in accordance with the implementation rules governing substitution of power generation on the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of generation units and the actual changes in the market;

• for transaction in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct relating to sale of coal transactions between the fuel company of the Company with related power plants. In circumstances where there is a severe shortage in the level of inventory and on condition that the Company’s own power plants are preserved with sufficient coal supply, the Company will sell part of the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will through the information collection process as mentioned in transaction regarding purchase of coal and coal transportation above, with reference to the then market conditions and in conjunction with the costs for coal purchase by fuel company to determine the then selling prices, so as to recoup the costs and to have a small profit; and

• the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non-executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair, and whether the transaction prices are reasonable.

             6. THE EGM

Under the Hong Kong Listing Rules, the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement constitute continuing connected transactions to the Company. The transaction scale of the transaction exceeds 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules. Pursuant to Rule 14A.36 of the Hong Kong Listing Rules, the Company shall obtain the Independent Shareholders’ approval for the conduct of the transactions of purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement. On the other hand, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as the concerted related parties of the Company under the Shanghai Listing Rules) as set out in this circular shall be approved by the Independent Shareholders of the Company. The EGM will be held for considering and approving the conduct of all the continuing connected transactions (and the respective caps) contemplated by the Huaneng Group Framework Agreement by the Independent Shareholders. Huaneng Group and HIPDC and their respective associates and Shareholders who are involved in, or interested in the transactions (including the proposed caps) contemplated by the Huaneng Group Framework Agreement (holding an aggregate of 7,211,431,502 shares in the Company, representing approximately 50.01% of the total issued shares of the Company as at the Latest Practicable Date) will abstain from voting in the resolution with respect to the conduct of the continuing connected transactions (including the proposed caps) contemplated under the Huaneng Group Framework Agreement at the EGM, at which the proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of a poll in accordance with the requirements of the Hong Kong Listing Rules.

Independent Shareholders are advised to read this circular carefully for details of all the continuing connected transactions (including the purchase of coal and transportation services, as well as the Other Transactions) before making their decision as regards voting. Independent Shareholders should also note that, if they vote in favor of the resolution proposed at the EGM regarding the Huaneng Group Framework Agreement, they would approve all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation and the Other Transactions.

In the event that the resolution proposed at the EGM as regards the Huaneng Group Framework Agreement is not approved by the Independent Shareholders, the continuing connected transactions contemplated under the Huaneng Group Framework Agreement including the purchase of coal and transportation services and the other Transactions would not be carried out by the Company.

Notice of the EGM, together with the relevant reply slip and proxy form, have been issued to Shareholders separately. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon. The form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

             7. RECOMMENDATIONS

Your attention is also drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 22 to 23 of this circular, and which contains their recommendation in respect of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement.

The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, and whether the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement are in the interests of the Company and its Shareholders as a whole is set out on pages 24 to 32 of this circular.

The Independent Board Committee, having taken into account the advice of Guotai Junan Capital, considers that the terms of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement are fair and reasonable so far as the Independent Shareholders are concerned and that the transactions (and the proposed cap) are in the interests of the Company and its Shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolution to approve the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement.

The Directors consider that the ordinary resolution in relation to the proposed continuing connected transactions (including the respective caps) contemplated under the Huaneng Framework Agreement between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and its associates are in the interests of the

Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders vote in favour of such resolution to be proposed at the EGM as set out in the notice of the EGM.

            8. OTHER INFORMATION

Your attention is drawn to the other information set out in the appendices to this circular.

Yours faithfully By order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Registered office: Huaneng Building 6 Fuxingmennei Street Xicheng District Beijing 100031 The People’s Republic of China 10 December 2014

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We, the Independent Board Committee of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement, details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 10 December 2014, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement constitutes connected transactions to the Company. Accordingly, the conduct of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from Guotai Junan Capital set out on pages 24 to 32 of the Circular. We have discussed the letter and the opinion contained therein with Guotai Junan Capital.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Guotai Junan Capital, as stated in its aforementioned letter, we consider the terms of the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that the transaction relating to the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement are in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant ordinary resolution in the Notice of EGM to be proposed at the EGM to be held on 6 January 2015 and thereby approve the purchase of coal and transportation services (and the proposed cap) under the Huaneng Group Framework Agreement.

Yours faithfully, Li Zhensheng, Qi Yudong, Zhang Shouwen, Yue Heng and Zhang Lizi Independent Directors

LETTER FROM INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter of advice from Guotai Junan Capital, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, in relation to the continuing connected transaction regarding the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement, which has been prepared for the purpose of inclusion in this circular.

27/F, Low Block Grand Millennium Plaza 181 Queen’s Road Central Hong Kong 10 December 2014
To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTION
REGARDING THE PURCHASE OF COAL
AND TRANSPORTATION SERVICES

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with the purchase of coal and transportation services (including the proposed annual cap) from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement (the “Coal Purchase” or the “Continuing Connected Transaction”). Details of the Huaneng Group Framework Agreement and the transactions contemplated thereunder are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 10 December 2014 (the “Circular”) of which this letter forms part. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As set out in the Letter from the Board, the Company and its subsidiary (the “Group’) had been conducting certain continuing connected transactions with Huaneng Group and its subsidiaries and associates under the 2014 Huaneng Group Framework Agreement entered into with Huaneng Group for the year ending 31 December 2014. As the 2014 Huaneng Group Framework Agreement will expire on 31 December 2014 and parties intend to continue the Coal Purchase, on 19 November 2014, the Company and Huaneng Group, its ultimate controlling shareholder, entered into the Huaneng Group Framework Agreement in relation to, among others, the Coal Purchase for a term commencing on 1 January 2015 and expiring on 31 December 2015.

As Huaneng Group is a connected person of the Company, the transactions contemplated under the Huaneng Group Framework Agreement will constitute continuing connected transaction of the Company. As the proposed annual cap (the “Proposed Cap”) in respect of the Coal Purchase under the Huaneng Group Framework Agreement for the year ending 31 December 2015 exceeds HK$10,000,000 and the relevant applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules exceeds

5%, such transaction is subject to the reporting, announcement and Independent Shareholders’ approval requirement. As at the date of the Huaneng Group Framework Agreement, HIPDC, being the direct controlling shareholder of the Company, holds 35.14% of the total equity interests in the Company, while Huaneng Group holds a 51.98% direct equity interests and a 5% indirect equity interests in HIPDC. In addition, Huaneng Group holds a 10.78% direct equity interests in the Company, a 3.27% indirect equity interests in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interests in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.77% indirect equity interests in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group). Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute continuing connected transactions of the Company. Thus, Huaneng Group and HIPDC and their respective associates and Shareholders who are involved in, or interested in the Continuing Connected Transactions (including the Proposed Cap) contemplated by the Huaneng Group Framework Agreement will abstain from voting at the EGM on the resolution with respect to the conduct of the Continuing Connected Transaction (including the Proposed Cap).

The Independent Board Committee comprising all of the five independent non-executive Directors, namely Mr. Li Zhensheng, Mr. Qi Yudong, Mr. Zhang Shouwen, Mr. Yue Heng and Ms. Zhang Lizi, has been established to consider the terms of the Continuing Connected Transaction (including the Proposed Cap) and to make recommendation to the Independent Shareholders as regards voting. We, Guotai Junan Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Continuing Connected Transaction (including the Proposed Cap) are on normal commercial terms and in the ordinary and usual course of business of the Group; fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

During the last two years, we have been engaged as an independent financial adviser to the Company (the “Previous Engagement”) in respect of a certain continuing connected transactions and the discloseable and connected transactions of the Company (for details please refer to the circulars of the Company dated 28 January 2013, 20 January 2014, 12 May 2014 and 13 November 2014 respectively). Under the Previous Engagement, we were required to express our opinion on and give recommendation to the Independent Board Committee and Independent Shareholders in respect of the relevant transactions. Apart from normal professional fees for our services to the Company in connection with the Previous Engagement and this engagement, no arrangement exists whereby we have received or will receive any fees and benefits from the Group and Huaneng Group or, where applicable any of their respective associates. We are independent from and not connected with the Group and Huaneng Group or, where applicable any of their respective substantial shareholders, directors or chief executive, or any of their respective associates pursuant to Rule 13.84 of the Hong Kong Listing Rules, and are accordingly qualified to give independent advice to the Independent Board Committee and the Independent Shareholders regarding the Continuing Connected Transaction (including the Proposed Cap).

BASES AND ASSUMPTIONS OF OUR OPINION

In formulating our opinion, we have relied on the statements, information, opinions and representations expressed to us by the Directors and management of the Company. We have assumed that all such statements, information, opinions and representations expressed to us by the Directors and management of the Company, for which they are solely responsible, are true, accurate and complete in all material aspects at the time they were made and up to the date of this Circular. We have also assumed that all the opinions and representations have been reasonably made by the Directors and the management of the Company after due and careful enquiry. We have also sought and obtained confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We consider that the information we have received is sufficient for us to reach an informed view and have no reason to believe that any material information have been withheld, nor doubt the truth or accuracy of the information provided. We have not, however, conducted any independent investigation into the business and affairs of the Company or any of its subsidiaries, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Continuing Connected Transaction and the Proposed Cap are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

Background and reasons for the Coal Purchase

The Group mainly develop, construct, operate and manage large-scale power plants in the PRC nationwide. It is one of the largest listed power producers in the PRC, with existing controlling capacity of 67,861 MW (of which approximately 60,000 MW is relating to coal-fired power plants).

As set out in the Letter from the Board, Huaneng Group has a close relationship with the Company through its direct and indirect interests in the share capital of the Company. Huaneng Group is principally engaged in, development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As set out in the announcements of the Company dated 14 January 2014 and 16 July 2014 respectively, for the year ended 31 December 2013 and the six months ended 30 June 2014, the Group’s power plants within the PRC achieved a total power generation of approximately 317.48 billion kWh and 151.74 billion kWh respectively. Fuel cost represents the major component of operating expenses of the Group and coal is the major raw material of the Group for power generation. According to the 2013 annual report of the Company, fuel cost amounted to approximately RMB73.81 billion for the year ended 31 December 2013 (2012: approximately RMB82.36 billion), representing approximately 67.9% of the total operating expenses (2012: approximately 70.8%). According to the 2014 interim report of the Company, fuel cost amounted to approximately RMB34.57 billion for the six months ended 30 June 2014, representing approximately 69.6% of the total operating expenses. Thus, it is important for the Group to ensure stable coal supply and control fuel cost and quality at a reasonable level.

As advised by the management of the Company, the Group purchases coal from coal mines and agencies close to its power plants or major transportation network in order to save time and cost in transportation. Since Huaneng Group owns coal mines throughout the PRC and some of these coal mines are located in close proximity of the Group’s inland coal-fired power plants, Huaneng Group has competitive advantages over other coal suppliers in supply efficiency and transportation cost-saving. Furthermore, the Company considers that the establishment of long-term corporation with nearby coal mines would enable its coal-fired power plants to obtain stable and economical coal supply. Besides, on 11 January 2013, the Company acquired 50% equity interest in China Huaneng Group Fuel Co., Ltd. (the “Fuel Company”) from Huaneng Group and since then the Fuel Company is owned as to 50% by the Company and 50% by Huaneng Group. As advised by the management of the Company, after certain internal reconstruction, the Fuel Company started to supply seaborne coal to the Group on a large scale in June 2013. The Fuel Company sources coal supply by bulk purchase from the market and resells to relevant coal-fired power plants at a competitive price, and since June 2013 it has acted as a substantial seaborne coal supply arm of the Group’s coal-fired power plants in coastal region. Bulk purchases would usually enable purchasers to bargain favorable terms and pricing from suppliers, and thus, as the substantial supply arm of the Group and Huaneng Group for coal, the Fuel Company is able to take advantage of bargaining power from bulk purchasing and therefore access wider network of coal supply with competitive pricing. Accordingly, the Company expects an increase in demand of coal from Huaneng Group for its consumption during power generation in the future. In light of the above, we are of the view that the Group’s demand of coal will increase and the Coal Purchase would enable the Group’s power plants to obtain necessary fuel at competitive price.

We also understand from the management of the Company that Huaneng Group and its subsidiaries and associates can offer more favorable terms for bulk purchase of coal and transportation services and there has been no difficulty in materialising the coal purchase as set out in the coal purchase agreements with Huaneng Group. In this light, coal purchases from Huaneng Group would help stabilising coal supply to the Group. Besides, as the Coal Purchase from Huaneng Group has been carried out for several years in the past, each of the Group and Huaneng Group is familiar with the work flow and production condition of the relevant power plants. Therefore, Huaneng Group and its subsidiaries and associates are able to provide the Group with coal and transportation services in a timely and reliable manner, thereby minimizing the management and operational costs of the Group.

The Group, through the Huaneng Group Framework Agreement, will be able to consolidate the shipping resources owned by Huaneng Group, thus improving its coal transportation capability and ensuring the smooth transportation of the seaborne coal.

Based on the above, we consider that there is commercial rationale for the Group to conduct the Coal Purchase and the Coal Purchase is in the ordinary and usual course of business of the Group.

Principal terms of the Coal Purchase

The Coal Purchase would be conducted under the Huaneng Group Framework Agreement, for a term of one year commencing on 1 January 2015 and expiring on 31 December 2015. As set out in the Letter from the Board, pursuant to the Huaneng Group Framework Agreement, the prices and charges of the Coal Purchase would be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of such purchase shall be no less favorable than those offered by independent third parties to the Group for the same or similar type of coal supply or transportation services.

We have analysed the key terms of each of the Huaneng Group Framework Agreement in the ensuing sections, in relation to the aspects of the Proposed Cap and the measures to safeguard interests of Independent Shareholders.

The Proposed Cap

The Coal Purchase is subject to the Proposed Cap whereby the transaction value of the Coal Purchase will not exceed RMB42.8 billion for the year ending 31 December 2015 which is lower than the existing annual cap (the “Existing Cap”) of RMB44.1 billion set for the year ending 31 December 2014. As advised by the management of the Company, for the 10 months ended 31 October 2014, the actual transaction amount (unaudited) of the Coal Purchase amounted to approximately RMB18.0 billion. As set out in the Letter from the Board, the difference between the Existing Cap and the actual transaction amount was primarily due to the actual operation of the Company and the changes in the coal market and hence the variance in fuel purchase for 2014 (which will be analysed in the context below). As advised by the management of the Company, such factors were unexpected when determining the Existing Cap.

We have discussed with the management of the Company the bases and assumptions underlying the determination of the Proposed Cap and assessed its fairness and reasonableness. As advised by the management of the Company, both the Existing Cap for year ending 31 December 2014 and the Proposed Cap for the Coal Purchase for the year ending 31 December 2015 are determined separately each year after taking into account (i) the then existing business scale and operation of the power plants owned by the Group; (ii) the then anticipated development and growth of the power plants as deemed reasonable by the Group and (iii) the ability of Huaneng Group and its subsidiaries and associates to make bulk supply of coal and transportation services to the Company and its subsidiaries at favourable prices and therefore the Company does not make reference to the level of the Existing Cap when determining the Proposed Cap.

Nevertheless, we noted that approximately 59.2% of the Existing Cap in respect of the coal purchase under the 2014 Huaneng Group Framework Agreement remained unutilised as at the 31 October 2014. As advised by the management of the Company, the lower-than-expected utilisation of the Existing Cap is mainly attributable to certain unexpected factors that (i) the growth of overall electricity consumption in the PRC in 2014 has slowed down as well as the recent operation of multiple West-to-East UHV transmission lines and some hydropower units and nuclear power generators by other parties and (ii) the coal price is generally lower than expected during 2014. As such, we have reviewed the research of China Electricity Council1 and noted that the growth rates of overall electricity consumption in the PRC were approximately 7.5% in 2013 (on year-on-year basis) and approximately 3.9% in the first three quarters of 2014 (on period-on-period basis). In addition, we have obtained and compared the then expected unit price of coal when determining the Existing Cap and the unit prices in sample invoice for the coal purchased by the Group from Huaneng Group during the nine months ended 30 September 2014 and we noted that the latter ones were

  1According to the website of China Electricity Council (CEC), CEC is a joint organization of PRC’s power enterprises and institutions with members from State Grid Corporation of China, major power corporations and institutions. CEC acts as bridge between the government and power enterprises, conducts research on power industry and promotes the healthy development of the industry.

lower than the former one. Furthermore, we have reviewed the China Coal Price Index (the “CCPI”) cited by www.coalchina.org.cn2 (國家煤炭工業網) and noted that the CCPI has been generally on decreasing trend in 2014.

As regards the Proposed Cap to be sought for the year ending 31 December 2015 of RMB42.8 billion, we have enquired the management of the Company as to the estimated purchases of coal. We understand from the management of the Company that the Proposed Cap is determined after taking into account (i) the expected quantity of coal to be purchased from Huaneng Group for the year ending 31 December 2015; and (ii) the expected unit price of coal for the year ending 31 December 2015. In order to assess the fairness and reasonableness of the estimated quantities and estimated prices of the Coal Purchase (i.e. the Proposed Cap), we have performed the following analysis.

As advised by the management of the Company, the expected quantity of coal to be purchased by the Group from Huaneng Group is determined based on expected controlling capacity of the Group’s coal-fired power plants and the actual situation of electricity consumption in the PRC. We noted from the announcements of the Company that the Group has generated approximately 151.74 billion kWh for the six months ended 30 June 2014 and approximately 223.04 billion kWh for the nine months ended 30 September 2014. Nevertheless, the overall electricity generation for the Group for the nine months ended 30 September 2014 represents a slight decrease of approximately 4.66% as compared to the same period in the previous year. As set out in the aforesaid announcements, the decrease in electricity generation by the Group is mainly attributable to, among others, the commencement of operation of multiple West-to-East UHV transmission lines and some hydropower units and nuclear power generators by other parties. As advised by the management of the Company, in view of that the electricity consumption in the PRC has been increasing, the Company believes that the impact brought by the aforesaid factor to the level of electricity generation of the Group should vanish along the time. In addition, as advised by the management of the Company that the Company expects to expand its total capacity for coal-fired power plants by approximately 1,400 MW by the end of 2014 and approximately 1,600 MW during 2015 respectively in response to the expected increase in demand of electricity consumption. Having considered the aforesaid, the Company expects an increase in electricity generation and coal demand in 2015 as compared to the actual level during 2014 and that the level of coal purchase would gradually restore in 2015 and reach the level roughly comparable to that under the Existing Cap. Having considered the abovementioned, we concur with the management of the Company that the increase in level of coal purchase from Huaneng Group is acceptable.

Since coal price is a key factor affecting (i) utilisation of the Existing Cap; and (ii) the transaction amounts under the Coal Purchase for the year ending 31 December 2015 (i.e. the Proposed Cap), we have further analysed the pricing of the Coal Purchase to assess the reasonableness of the Proposed Cap. Pursuant to the Huaneng Group Framework Agreement, the prices and charges of the Coal Purchase would be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of such purchase shall be no less favorable than those offered by independent third parties to the Group for the same or similar type of coal supply or transportation services. According to the management of the Company, the Company has relevant policies and procedures in place to ensure that the terms of the transactions entered into by the Group with Huaneng Group pursuant to the Huaneng Group Framework Agreement are no less favorable to those entered into by

2 This website is one of the platforms of China National Coal Association (CNCA, 中國煤炭工業協會) to release information on coal industry to the relevant companies and public. CNCA is an organization for coal industry administered by State-owned Assets Supervision and Administration Commission of the State Council of the PRC.

the Group with independent third party(ies). We have obtained and reviewed samples of agreements and invoices of coal purchases from Huaneng Group and those from independent coal suppliers in 2014. We noted that the terms of purchases from Huaneng Group, including pricing and payment terms, have been comparable to those charged by independent coal suppliers and are under normal commercial terms.

We have enquired the management of the Company as to the unit coal price used in determining the Proposed Cap and we noted that the Company has assumed a unit coal price (transportation cost included) which is slightly lower than that adopted for determining the Existing Cap after taking into account the prevailing coal price in the PRC. To assess the fairness and reasonableness of the unit coal price estimated by the Company for determining the Proposed Cap, we have reviewed, on sampling basis, the historical transaction price of coal between the Group and Huaneng Group in 2014 and compared them to the recent unit coal price between the Group and third parties and the public information on the coal price in the PRC (such as the aforesaid websites), and we consider that the level of estimated unit coal price for the Coal Purchase is reasonable.

As advised by the management of the Company, the Company has taken into account the buffer to accommodate the upside potential for the future coal price when determining the Proposed Cap. We have reviewed recent PRC coal price information (such as the CCPI) and noted that the price index has been relatively stable over the latest few months and shown a mild growth. Furthermore, we also noted that the PRC government has recently announced certain notices and opinion letters, such as 國家 能源局關於調控煤炭總量優化產業佈局的指導意見 (Guiding Opinions of the National Energy Administration on the Total Quantity Control of Coal and the Optimization of Industrial Layout) and 國家能源局關於開展煤礦建設秩序專項監管的通知 (Notice of the National Energy Administration on the Commencement of Supervision on Orderly Construction of Coal Mine),

which set out certain requirements on coal mining and principles for optimising the coal industry and aims to facilitate the long-term and healthy growth of coal industry. We concur with the management of the Company that these government notices and letters may have positive impact to the coal industry and coal price in the PRC. Yet, due to the mild recovery of coal price in the PRC as expected by the Company, the expected total transaction amount under the Coal Purchase for the year ending 31 December 2015 (i.e. the Proposed Cap) is still slightly lower than the Existing Cap.

On the above bases, we consider that the bases on which the Proposed Cap were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.

Measures to safeguard interests of Independent Shareholders

As advised by the management of the Company, since the operation of the Fuel Company as substantial seaborne coal supply arm of the Group, the Group has been playing a positive role in the operating of the Fuel Company in order to closely monitor the commercial terms and pricing of the Continuing Connected Transaction with the Fuel Company, and ensure such connected transaction is in the interests of the Company and the Shareholders as a whole. The Company will continue to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Group from the Fuel Company will be no less favourable than those available from independent third parties.

Directors and senior management of the Company will monitor closely and review regularly the Continuing Connected Transaction of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the Continuing Connected Transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant policies and procedures include:

• the Continuing Connected Transaction is in the ordinary course of business of the Group and is to be conducted on a non-exclusive basis;

• the Company has established a dedicated information exchange and mechanisms for weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as different market prices, indices, storage level; (ii) the establishment of the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly, and monthly prices of coal based on harbour and water transportation and related developments; and (iii) the collection of information on the local market and pithead prices by the Company’s branch companies and power plants. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company’s suppliers (including Huaneng Group and its subsidiaries and associates) will be invited to provide coal quotations within the range of the guidance price. The Company will independently choose and purchase from the best offer according to the market conditions within the parameters of the Company’s procurement strategies;

We have also obtained the relevant internal policies of the Group in relation to its connected transactions and noted that it has set out the definition of connected persons, reporting and approval mechanism of connected transactions and relevant procedures to monitor the connected transactions such that the terms of the transactions entered into by the Group with Huaneng Group pursuant to the Huaneng Group Framework Agreement are no less favorable to those entered into by the Group with independent third party(ies).

RECOMMENDATION

Taking into consideration of the above principal factors and reasons, we are of the opinion that the Coal Purchase is in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms thereof (including the Proposed Cap) are fair and reasonable so far as the Company and the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favor of the resolution to be proposed at the EGM thereby approving the Coal Purchase. Independent Shareholders are reminded that, resolution approving the Huaneng Group Framework Agreement will be proposed at the EGM. By voting in favor of the resolution relating to the Huaneng Group Framework Agreement, the Independent Shareholders would approve all the transactions contemplated thereunder. Independent Shareholders are advised to read the Letter from the Board carefully for the details of other transactions contemplated under the Huaneng Group Framework Agreement before making their decisions as regards voting.

Yours faithfully, For and on behalf of Guotai Junan Capital Limited Wilson Lo Managing Director

Note: Mr. Wilson Lo has been a responsible officer of Type 6 (advising on corporate finance) regulated activities since 2006. Mr. Wilson Lo has more than ten years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions (including connected transactions of listed companies in Hong Kong).

APPENDIX GENERAL INFORMATION

            1. RESPONSIBILITY STATEMENT

This circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

            2. DISCLOSURE OF INTEREST

(a) Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Hong Kong Stock Exchange.

(b) Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or Supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate percentage of shareholding in the Company’s total issued H shares

Huaneng International Power
Development Corporation (Note 2)	Domestic shares	5,066,662,118(L)	Beneficial owner	35.14%(L)	48.25%(L)	–
China Huaneng Group (Note 3)	Domestic shares	1,672,769,384(L)	Beneficial owner	11.60%(L)	15.93%(L)	–

China Huaneng Group (Note 4)	H shares	472,000,000(L)	Beneficial owner	3.27%(L)	–	12.03%(L)
Hebei Provincial Construction Investment Company	Domestic shares	603,000,000(L)	Beneficial owner	4.18%(L)	5.74%(L)	–
Blackrock, Inc. (Note 5)	H shares	325,389,159(L)	Interest of controlled corporation	2.25%(L)	–	8.29%(L)
		304,000(S)		0.002%(S)	–	0.007%(S)
JPMorgan Chase & Co. (Note 6)	H shares	148,605,949(L)	Beneficial owner	1.02%(L)	–	3.79%(L)
		45,429,600(S)	Beneficial owner	0.31%(S)	–	1.15%(S)
		52,251,800(L)	Investment manager	0.36%(L)	–	1.33%(L)
		3,760(L)	Trustee	0.00002%(L)	–	0.0001%(L)
		201,394,488(L)	Custodian	1.39%(L)	–	5.13%(L)

Notes:

(1) The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2) As of the Latest Practicable Date, Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in HIPDC.

(3) Of the 1,672,769,384 domestic shares, China Huaneng Group held 6,246,664 domestic shares through its wholly-owned subsidiary, Huaneng Capital Services Co., Ltd. and 111,398,171 domestic shares through its controlling subsidiary, Huaneng Finance.

(4) China Huaneng Group held 472,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5) Long position of 3,802,000 shares and short position of 304,000 were held through cash settled derivatives (off exchange).

(6) Long position of 237,560 shares and short position of 238,440 shares were held through physically settled derivatives (on exchange). Short position of 924,000 shares was held through cash settled derivatives (on exchange). Long position of 10,395,000 shares and short position of 470,000 shares were held through physically settled derivatives (off exchange). Long position of 22,687,399 shares and short position of 3,406,000 shares were held through cash settled derivatives (off exchange).

Save as disclosed above, the Company is not aware of any other person (other than the directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i) Mr. Cao Peixi is the president of China Huaneng Group and the chairman of Huaneng International Power Development Corporation and Huaneng Renewables Corporation Limited;

(ii) Mr. Guo Junming is the chief accountant of China Huaneng Group and director of Huaneng International Power Development Corporation;

(iii) Mr. Liu Guoyue is the vice president of China Huaneng Group, the Chairman of Shanghai Times Shipping Limited Company, an executive director of Huaneng Power International Fuel Co., Ltd. and a director of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd. and a director of Xi’an Thermal Research Institute Company Limited;

(iv) Mr. Li Shiqi is the president of Huaneng International Power Development Corporation;

(v) Mr. Huang Jian is the assistant of president of China Huaneng Group, chairman of Huaneng Capital Services Company Limited, chairman of Huaneng Hainan Power Ltd.;

(vi) Mr. Fan Xiaxia is the vice president of Huaneng Shidaowan Nuclear Power Co., Ltd.;

Supervisors

(vii) Mr. Ye Xiangdong is the chief engineer of China Huaneng Group; and

(viii) Ms. Zhang Mengjiao is the manager of the Finance Department of Huaneng International Power Development Corporation, supervisor of Huaneng Anyuan Power Generation Limited Liability Company, Huaneng Duanzhai Coal and Electricity Co., Ltd., Huaneng Chaohu Power Generation Co., Ltd. and Shaanxi Industry Co., Ltd., and chairman of the supervisory committee of Huaneng Shaanxi Power Generation Co., Ltd..

            3. NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Company and its subsidiaries since 31 December 2013, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

            4. MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

            5. CONSENT OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name and logo in the form and context in which they are included:

Name: Qualification

Guotai Junan Capital: a licensed corporation to carry on type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of coal and transportation services (and the proposed caps) under the Huaneng Group Framework Agreement

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which had been since 31 December 2013 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

            6. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisor of the Company had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company and its subsidiaries within one year without payment of compensation, other than statutory compensation.

7. DIRECTORS’ OR SUPERVISORS’ INTERESTS IN THE COMPANY AND ITS SUBSIDIARIES’ ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors of the Company had any interest in any assets which have been since 31 December 2013 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

            8. DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

            9. MISCELLANEOUS

(a) Mr. Du Daming is the Company Secretary and Board Secretary of the Company.

(b) The legal address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c) In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

            10. DOCUMENTS FOR INSPECTION

Copy of the 2014 Huaneng Framework Agreement and the Huaneng Group Framework Agreement will be available for inspection at the office of Herbert Smith Freehills at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 6 January 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:     December 10, 2014